August 8, 2019

Paul R. Arena
Chief Executive Officer
Parallax Health Sciences, Inc.
1327 Ocean Avenue, Suite B
Santa Monica, CA 90401

       Re: Parallax Health Sciences, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 29, 2019
           File No. 333-231981

Dear Mr. Arena:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2019 letter.

Amendment No. 1 to Form S-1 filed July 29, 2019

Employees, page 39

1. We note your revised disclosure in response to comment 6. We reissue comment 6.
       Please disclose the total number of employees, including executive officers, and the number of full-time employees. See Item 101(h)(4)(xii) of Regulation
S-K.
Intellectual Property Summary , page 66

2. We note your response to comment 10 that you have no formal agreement with IPN and no compensatory payments have been paid by the company to IPN. We reissue the comment, as we note that disclosure on page 92 reflects accrued benefits owed and cash advances owed to IPN. Please revise to clearly disclose the nature of the relationship
 Paul R. Arena
FirstName LastNamePaul Inc. Arena
Parallax Health Sciences, R.
Comapany2019
August 8, NameParallax Health Sciences, Inc.
August 8, 2019 Page 2
Page 2
FirstName LastName
         between the company and IPN and the nature of any services provided and payments made to IPN. Similarly revise the related party transactions section. Executive Compensation, page 86

3. We note your response to comment 13 and reissue it in part. Based upon your response, the amounts included in the stock and option awards columns of the table are the valuations as of the grant date and then allocated in the year vested. Please revise to include the aggregate grant date fair value computed in accordance with FASB ASC
         Topic718. See Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K. Similarly revise the
         Directors' Compensation Table.
4. We note your response to comment 14 and reissue in part. We note that you have included accrued compensation including bonus compensation in the all other compensation table because it has been accrued. To the extent that the compensation was earned but deferred please include in the table for the compensation earned, such as salary or bonus and include appropriate footnote disclosure of the nature of the deferral. See Instruction 4 to
         Item 402(n) of Regulation S-K.
5. Please revise the disclosure regarding the compensation of directors to discuss the formal compensation plan for directors adopted in January 2019.
Security Ownership of Certain Benficial Owners and Management, page 89

6. We note that the common stock outstanding is as of May 30, 2019. Please update as of the most recent practicable date. See Item 403 of Regulation S-K.
7. We note that you have now included indirect ownership of holdings and made other revisions in response to comment 14. Please revise the summary compensation table consistent with Item 403 of Regulation S-K. For instance, we note that now you have included only 10,416,648 shares held by Montecito and then allocated the remaining to
         Mr. Winthrow III and Dr. Gorlach based upon their percentage ownership in Montecito.
         Please revise to reflect the entire amount beneficially owned by Montecito in the beneficial ownership table and then such entire amount should also be included in the beneficial ownership for Messrs. Winthrow III and Dr. Gorlach, since they are deemed to be beneficial owners. Where more than one beneficial owner is known to be listed for the same securities, appropriate disclosure should be made to avoid confusion. See
         Instruction 5 to Item 403 of Regulation S-K.
8. Based upon footnote one to the table, the percentage ownership is based upon the common stock outstanding, common stock underlying vested options and warrants and common stock underlying preferred stock and dividends. Please revise consistent with Instruction
         1 to Item 403 of Regulation S-K and Rule 13d-3(d)(1) of the Exchange
Act.
9. Please include David Appell in the beneficial ownership table and in the officers and directors as a group. See Item 403(b) of Regulation S-K.
 Paul R. Arena
Parallax Health Sciences, Inc.
August 8, 2019
Page 3
10.      Disclose the control person(s) for Ionic Ventures LLC.
Certain Relationships and Related Transactions, page 90

11. Please revise the discussion of the accrued benefits and cash advances to provide the disclosure required by Item 404(a)(5) of Regulation S-K and for the time period required by Instruction 1 to Item 404.
Description of Indebtedness, page 93

12. We partially reissue comment 25. Please revise to clearly discuss any past defaults. We note Exhibit 10.40 referencing a prior default. Consider adding risk factor disclosure.
Recent Sales of Unregistered Securities, page 100

13. We partially reissue comment 26. Please name the persons or identify the class of persons to whom the securities were issued. See Item 701(b) of Regulation S-K.
In
         addition,please briefly state the facts relied upon to make the exemption available. See
         Item 701(e) of Regulation S-K. Lastly, we note your reliance upon Rule
701. Please
         explain the availability of this exemption in light of Rule 701(b)(1). Exhibits

14. Please file the employment agreements for David Appell, Nathaniel T. Bradley and Calli
         R. Bucci. See Item 601(b)(10)(iii)(a) of Regulation S-K.
       You may contact Joanna Lam at 202-551-2476 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,
FirstName LastNamePaul R. Arena
                                                             Division of
Corporation Finance
Comapany NameParallax Health Sciences, Inc.
                                                             Office of
Beverages, Apparel and
August 8, 2019 Page 3                                        Mining
FirstName LastName